PRESS RELEASE

SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Technologies Reports Fiscal 2009 Results

- Record revenue and profitability growth in nutraceutical business-

Laval, Québec, CANADA – May 19, 2009 – Neptune Technologies & Bioressources Inc. ("Neptune") (NASDAQ.NEPT - TSX.V.NTB) today reports its consolidated financial results for the fiscal year ended February 28, 2009. Neptune reports record revenues, EBITDA1 and first-time profitability for the three-month period ended February 28, 2009. Neptune and Acasti Pharma amended their stock option plan.

Neptune reports consolidated operating results for its nutraceutical business and for its pharmaceutical subsidiaries Acasti Pharma Inc. and NeuroBioPharm Inc. Because its fiscal year changed to February 28 from May 31 and in order to make relevant comparisons, the Company compares the results of the three and nine-month period ended February 28, 2009 to the unaudited three and nine-month period of the previous fiscal year ended February 29, 2008.

Financial Results: Three-Month Period ended February 28, 2009

Sales Growth:

  Revenues for the three-month period ended February 28, 2009 totalled a record $3,772,000, a 31% increase compared to $2,875,000 for the three-month period ended February 29, 2008.

Profitability Growth:

  EBITDA for the three-month period ended February 28, 2009 reached $888,000 which represents an increase of 155% compared to $348,000 achieved during the three-month period ended February 29, 2008.

Earnings Growth:

  Net profit for the three-month period ended February 28, 2009 amounted to $71,000 or $0.002 per share, compared to a net loss of $886,000 or $0.024 per share, for the three-month period ended February 29, 2008.

Financial Results: Nine-Month Period ended February 28, 2009

Sales Growth:

  Revenues increased by 20.5% to $8,589,000, during the nine-month period ended February 28, 2009, from $7,129,000 achieved during the previous fiscal year nine-month period ended February 29, 2008.

Profitability Growth:

  Consolidated EBITDA for the nine-month period ended February 28, 2009 represents $337,000 compared to $750,000 obtained during the nine-month period ended February 29, 2008.

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  EBITDA for Neptune Nutraceutical, excluding Acasti Pharma and NeuroBioPharm, for the nine-month period ended February 28, 2009 amounted to $1,238,000 which represents an increase of 65% compared to the nine-month period ended February 29, 3008.

Earnings Growth:

  Net loss decreased by $1,611,000 and represents $1,889,000 or $0.05 per share which is an improvement of 46% for the nine-month period ended February 28, 2009 compared to a net loss of $3,500,000 or $0.095 per share, for the previous fiscal nine-month period. This improvement is mainly due to an increase in productivity as well as an increase of gross margins reflected in the costs of sales and operating expenses.

Cash Position

  The Company believes that Neptune’s cash position and financial performance provide for a self-sustainable profitable nutraceutical business. As of February 28, 2009, Neptune’s cash and cash equivalents totalled $4,154,000.

Neptune announces amendments to the Company and the Acasti stock options plans
Neptune announces that on April 29, 2009, its subsidiary Acasti Pharma amended the existing stock option plan for directors, officers, employees and consultants initially adopted on October 8, 2008 (the "Acasti Plan"), as required by the TSX Venture Exchange. The Acasti Plan now allows the board of directors of Acasti to grant options for Acasti Class A shares representing up to 10% of the outstanding issued Acasti shares subject to a maximum of 1,530,000 Acasti options.

On April 29, 2009, Neptune also amended its stock option plan ("Neptune Plan") to provide that each option granted under the Acasti Plan will reduce by one the number of shares available for further issuance under the Neptune Plan and each option cancelled under the Acasti Plan will increase by one, the number of shares available under the Neptune plan, until the date on which the shares of Acasti qualify as "exchange-traded securities" under applicable securities laws and regulations.

The Acasti Plan and annual grant of options to purchase Acasti Class A shares must be approved each year by disinterested shareholders of Neptune at its annual general meeting. Accordingly, at the annual general meeting of the shareholders to be held on June 9, 2009, the disinterested shareholders of Neptune will be asked to approve the Acasti Plan and the grant of 850,000 stock options to various Acasti directors, officers and employees made on October 8, 2008.

1 Earnings before Interest, Taxes, Depreciation, and Amortization

About Neptune Technologies & Bioressources Inc.
Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically-proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological disease driven by consumers taking a more proactive approach to managing health and preventing disease. The Company carries out clinical trials to show the therapeutic benefits in various medical indications and to obtain regulatory approved health claims. Neptune is continuously expanding on its portfolio of intellectual property, clinical studies, regulatory approvals and health claims. Neptune has its products marketed and distributed in over 20 countries worldwide.

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About Acasti Pharma
Acasti Pharma is pursuing pharmaceutical cardiovascular applications with near-term market opportunities in the medical food and over-the-counter markets. The development of a prescription drug candidate towards regulatory approval to conduct clinical trials in the U.S. and Canada is currently in progress. The business development strategy is to carry out advanced clinical development and commercialization with multinational pharmaceutical partners.

About NeuroBioPharm
NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

NASDAQ does not accept responsibility for the adequacy or accuracy of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Neptune Contact:
Neptune Technologies & Bioressources Inc.
Toni Rinow, Ph.D., MBA
Corporate Development & Investor Relations
450-687-2262
t.rinow@neptunebiotech.com
www.neptunebiotech.com

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Statements in this press release that are not statements of historical or current fact, including statments relating to the Company’s expectation regarding the future performance and marketability of its products, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates,"should," "will" or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.

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